Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 22, 2020

Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Ucommune International Ltd Registration Statement on Form F-4 Filed August 20, 2020 File No. 333-248191

Dear SEC Officers:

On behalf of our client, Ucommune International Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated September 18, 2019 (the “Staff’s Letter”) regarding the Registration Statement on Form F-4 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-4 filed August 20, 2020

Material U.S. Federal Income Tax Consequences of The Business Combination, page 75

1.	Your disclosure on page 77 provides a description of the general impact of qualifying, or not qualifying, as a reorganization under Section 368, but does not discuss the tax consequences of this particular transaction. Please revise accordingly, and include a tax opinion from counsel as appropriate. In this regard, we note that a description of the law is not sufficient. For guidance, refer to Item 4(a)(6) of Form S-4, Item 601 of Regulation S- K, and Section III.A. of Staff Legal Bulletin 19.

Response: The disclosure on pages 9, 67 and 77 of the Amended Registration Statement has been revised in accordance with the Staff’s comment. Pursuant to Section 601(b)(8) of Regulation S-K, a tax opinion is required to support “the tax matters and consequences to the shareholders as described in the filing when such tax matters are material to the transaction for which the registration statement is being filed.” Since the transaction is only “intended” to be treated as a reorganization for tax purposes due to Section 368(a) of the Internal Revenue Code (See Section 3.7 of the Merger Agreement), and it is not a condition to closing that the transaction be considered a reorganization pursuant to Section 368, the tax consequences are not material to the transaction for which the registration statement is being filed. Therefore, we do not believe that a tax opinion is required to be filed in connection with the Amended Registration Statement.

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A limited liability partnership including professional corporations

September 22, 2020 Page | 2

Exhibits

2.	Please file a written consent from Chardan as an exhibit to the registration statement. Refer to Rule 436 of the Securities Act. Alternatively, please tell us why you believe a consent is not required.

Response: A written consent from Chardan has been added to the Amended Registration Statement as Exhibit 23.6 in accordance with the Staff’s comment.

General

3.	Please reference our comment letter dated September 9, 2020 relating to the preliminary proxy statement on Schedule 14A filed by Orisun Acquisition Corp. on August 21, 2020. Please revise your registration statement to address the comments contained in this letter, to the extent applicable.

Response: The disclosure in the Amended Registration Statement has been revised in accordance with the Staff’s comment letter dated September 9, 2020. A separate response to that letter has been filed concurrently with this letter.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner